Insider transaction detail - View details for insider	2007-12-05 13:44 ET

Transactions sorted by	: Insider
Insider family name	: NOYES ( Starts with )
Given Name	: ERWIN (Starts with)
Filing date range	: December 5, 2007 - December 5, 2007
Equity securities	: Common Shares

Insider name:	NOYES, Erwin Lewis

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

1090729	2007-12-05	2007-12-05	Direct Ownership:	10 - Acquisition or disposition in the public market	-50,000	5.2400	268,347